Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.diebold.com

October 6, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Craig D. Wilson, Sr. Asst. Chief Accountant
David Edgar, Staff Accountant

Re:     Diebold, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 6, 2014
File No. 001-04879
Gentlemen:
Diebold, Incorporated, an Ohio corporation (the "Company" or “we,” "us" or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 24, 2014 (the "Comment Letter"), with respect to the Company's financial statements and related disclosures with regard to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the "2013 Form 10-K") filed March 3, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (the "2014 Form 10-Q") filed August 6, 2014.
Below is the Company's response. For the convenience of the Staff, the Company has repeated the Staff's comment before the response.
Form 10-Q for the Quarterly Period Ended June 30, 2014
Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

1.
We note your response to prior comment 6 where you indicate that you do not believe that a more disaggregated analysis of changes in working capital is required because they result from timing differences that do not reflect trends in your results. We believe that more disaggregated disclosure is required due to the significant variances in total working capital and within specific working capital accounts. For example, changes in working capital totaled ($186 million) and $3 million for the six months ended June 30, 2014 and 2013, respectively, and changes within several individual working capital accounts varied significantly from period to period. However, your discussion of cash flows from operating activities does not provide clear insight into the changes. Please tell us what consideration was given to changes in financial ratios, such as DSO, inventory turnover, quick ratios and current ratios, in assessing working capital trends that may impact your liquidity and operating cash flows over the reported periods. Revise future filings accordingly.

Response: While considering the financial ratios in assessing working capital, management did not identify operational reasons for the fluctuations other than timing and customer demand. In future filings, we will provide clarification of the operational reasons for the changes in components of working capital, consistent with Section IV of SEC Release 33-8350. For example, with respect to the six months ended June 30, 2014 and 2013, we would provide disclosure consistent with the following (dollars in thousands):
Net cash used in operating activities was $91,775 for the six months ended June 30, 2014, an increase of $28,350 from $63,425 for the same period in 2013. Cash flows from operating activities are generated primarily from operating income and managing the components of working capital. Cash flows from operating activities during the six months ended June 30, 2014, compared to the same period of 2013, were positively impacted by a $165,741 increase in net income. Cash flows from operating activities are also impacted by changes in the components of our working capital, which vary based on normal activities with our customers and vendors. As compared to June 30, 2013, cash flow was adversely impacted by an increase in our trade receivables of $23,971, which results, in part to growth in our revenue. Trade receivables as of December 31, 2013, were down $41,134 compared to December 31, 2012, as a result of strong cash collections in the fourth quarter of 2013. The cash flow effect of the change in inventories corresponds with the change in accounts payable. This change is a result of our investment in inventory to support planned customer demand. The cash flow impact associated with deferred revenue largely represents prepayments received on service contracts and product sales. There was an increase in our finance lease receivables primarily related to increases in customer financing arrangements mostly in Brazil.

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 330-490-6857.
Sincerely,
/s/ Christopher A. Chapman
Christopher A. Chapman
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)